Exhibit 99.1

Cenovus appoints Jonathan McKenzie as Chief Financial Officer

Calgary, Alberta (April 5, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced the appointment of Jonathan McKenzie as the company’s next Chief Financial Officer. He will replace Ivor Ruste who, as previously announced, will retire on April 30, 2018.

“We’re pleased to have Jon join Cenovus. His broad experience in the energy industry will be an asset to the company as we continue to focus on strengthening our balance sheet and lowering our cost structure,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “I want to thank Ivor for his guidance and leadership in his role as Chief Financial Officer and for his significant contribution to establishing and building Cenovus. On behalf of the company, I wish him all the best in his retirement.”

McKenzie comes to Cenovus from Husky Energy Inc. where he has been Chief Financial Officer since 2015. Previously, he worked at Irving Oil Ltd. in the roles of Chief Financial Officer and Chief Commercial Officer, where he was responsible for all supply, trading and commercial aspects for the company including coordinating business development projects involving pipelines, rail and terminal operations. Prior to Irving, McKenzie worked for 10 years at Suncor Energy Inc. where he held increasingly senior roles in finance and operations.

“I’m excited to be joining the Cenovus team. It’s a company that has a great opportunity to deliver increasing value to shareholders,” said McKenzie. “I look forward to bringing the financial, commercial and operating experience from my previous roles to help the company achieve its full potential.”

McKenzie is a Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta. He holds a Bachelor of Commerce and a Bachelor of Arts (Economics) from the University of Alberta.

ADVISORY

Forward-looking information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “opportunity”, “forward”, “focus”, “potential”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the company’s focus on balance sheet strengthening and lowering cost structure; and opportunity to deliver increasing value to shareholders. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors and assumptions on which the forward-looking information is based and the risk factors, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements include those identified and described in Cenovus’s 2018 guidance (available on Cenovus’s website at cenovus.com) and under “Risk Management and Risk Factors” in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2017 and the company’s Annual Information Form and Form 40-F for the period ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com), and such factors are incorporated herein by reference. The lists contained therein are not to be considered exhaustive and are made as at the date hereof. These or other events or circumstances could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751

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